

2364 Leicester Road, P. O. Box 175
Leicester, New York 14481-0175 U.S.A.

September 28, 2006

CERTIFIED MAIL and
RETURN RECEIPT REQUESTED

Mr. Todd Hardimen
Associate Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: CPAC, Inc. File No. 000-9600

Dear Mr. Hardimen:

We received a phone call on Thursday, September 21, 2006 from Ms. Jeanne Bennett from the Securities and Exchange Commission, regarding our response to the September 1, 2006 SEC comment letter, which we filed via EDGAR on September 14, 2006. Ms. Bennett indicated that our response, requesting a waiver for compliance with Rule 3-09 of Regulation S-X, needed to be directed to your attention for consideration.

As we concluded in our September 14, 2006 response, the requirements of Rule 3-09 concerning financial statements of unconsolidated subsidiaries accounted for by the equity method, did pertain to us at March 31, 2004 as it related to our 40% investment in TURA AG (TURA), a privately owned German company. The computation of the combined equity in TURA losses and resulting impairment adjustment CPAC, Inc. (the Company) recorded in its fourth quarter of its fiscal year ended March 31, 2004, was material to the Company's results of operations. However, we are respectfully requesting your consideration in waiving the 3-09 disclosure violation, due to the following circumstances:

Investment Time-Line
The Company initially invested approximately $1,891,000 in January 2002 in TURA for a 19% ownership interest, and later increased its investment with a $1,300,000 investment in TURA in April 2003, garnering an additional 21% ownership interest. Beginning with the quarter ended June 30, 2003, the Company, due to its cumulative 40% ownership position, began to account for the investment in TURA using the equity method of accounting,, in accordance with Accounting Principles Board Opinion No. 18, and restated previous period financial statements, as if the equity method had been utilized at inception. At the time of the two investments, and cumulative at April 3, 2003, the transactions did not meet the required computational guidelines under SX- Section 3.09 for providing audited financial statements for TURA for the fiscal years ended March 31, 2003 and 2002, as dictated by Section 210.1.02, "Significant Subsidiaries"; and as such, audited financial statements for the 2002 and 2003 10-K filings were not required.

Fiscal 2004 and Subsequent events involving CPAC's investment in TURA
In a span of twelve months during fiscal 2004, CPAC's investment in TURA recorded on its consolidated balance sheet declined from approximately $3,000,000 to $250,000, due to its equity pickup of TURA

losses, and the recognition of "an impairment charge" in the fourth quarter of fiscal year ended March 31, 2004. The sudden and steep decline in TURA's financial condition during that time frame contributed to the inability of TURA's external auditors to complete the TURA audit prior to CPAC's 10-K filing deadline for fiscal 2004, due to various "going concern" issues, debt classification questions, and general uncertainty as to its continuation. Despite repeatedly requesting final US GAAP audited financial statements from TURA, we were unable to compel TURA to provide this information, we believe, due to our minority shareholder status. To complicate matters further, by early fall of 2004, TURA's President and accounting personnel had been replaced or terminated due to its uncertain future, resulting in TURA ceasing to provide any additional financial information to us after the first six months of Fiscal 2005 (a fact disclosed by the Company in Form 10-Q and Form 10-K filings). Finally, in 2006 TURA went through ultimate liquidation under German insolvency and government controlled bankruptcy oversight. (Please refer to our September 14, 2006 correspondence for expanded discussion of TURA's financial and business difficulties, which impacted CPAC, Inc.'s investment as summarized above).

Conclusion

The impairment charge of $2.3 million, grouped under CPAC's statement of operations with the $595,000 equity share in losses of TURA, caused "expenses related to TURA" to trigger Rule 3-09 of Regulation S-X for CPAC, Inc. for the year ended March 31, 2004. CPAC, Inc. management, unable to obtain the U.S. GAAP financial statements required by Rule 3-09, believed that the TURA summarized balance sheet and statement of operations information presented to meet Rule 4-08 of Regulation S-X, and other disclosures in "Managements Discussion and Analysis" and the financial statement footnotes were expressed in a transparent fashion and supported the write-down and resulting expense recorded, and served as a "quasi alternative" in providing financial information to CPAC's shareholders with regards to TURA.

We therefore respectively request your consideration in waiving Rule 3-09 of Regulation S-X compliance violation as it relates to the TURA investment for the March 31, 2006 Form 10-K, and previously filed Form 10-K's for the years ended March 31, 2005 and 2004. With TURA financial and senior management now gone due to its liquidation, CPAC, Inc does not have the ability to produce or compel TURA to produce any additional financial information related to their past operations at this time. We have attached a copy of the September 14, 2006 correspondence, as well as each of our quarterly and annual filings during fiscal 2004, which discussed the TURA investment for your reference. If you have any questions regarding the foregoing or require any further information, I can be reached at 585-382-2342 or CPAC, Inc.'s Chief Accounting Officer, James W. Pembroke, can be reached at 585-382-2348 regarding this matter. We appreciate your consideration of our request.

Sincerely,

Thomas J. Weldgen
Vice President Finance and Chief Financial Officer

Enclosures

cc: Ms. Jeanne Bennett, Division of Corporation Finance, United States Securities and Exchange Commission
     Mr. Thomas N. Hendrickson, CPAC, Inc. President and CEO
     Mr. Jerold L. Zimmerman, Ph.D.; CPAC, Inc. Director and Audit Committee Chairman
     Mr. Robert Oppenheimer, Esq., Chamberlain, D'Amanda, Oppenheimer & Greenfield, Director and Counsel
     Mr. Keith M. Stolzenburg; PricewaterhouseCoopers LLP, Independent Auditors